NEWS RELEASE
TSX Venture Exchange Symbol SNV-V	November 15th, 2007

PETROSONIC ADVANCE HEAVY OIL DEVELOPMENT PROGRAM TO INCLUDE THIRD-PARTY EVALUATION

Vancouver, CANADA – SONIC Technology Solutions Inc. (“SONIC” or “the Company” : TSX-V:SNV) reported that its heavy oil development program with joint venture partner PetroSonic Energy Systems Inc. (“PetroSonic”) will advance to include third party evaluation of both the test results and the process economics.

A bench scale pilot test plant has been constructed at SONIC’s demonstration facility enabling initial tests of the Company’s sonic generator technology for the upgrading heavy of oil to commence. Preliminary results indicate that enhanced deasphalting and vis-breaking may be possible. Based on these findings the program will expand to include more comprehensive test work and third party assistance in the analysis and evaluation of the test work.

PetroSonic has assembled a strong technical team to fast-track the remaining test work required to fully evaluate the potential development of a commercial scale pilot plant. The Company will now utilize third party organizations experienced in heavy oil analysis and upgrading processes to advance the program.

The development program is directed at a process capable of improving the quality of heavy oil on a reasonably small scale suitable for field producers. The yield, quality and API of heavy oil delivered to refineries and pipelines can greatly impact the return rate of producers.

According to Schlumberger data, approximately 70% of current world oil reserves are comprised of heavy oils and oil sand bitumen which require more processing for both pipelines and refiners. Partial cracking to reduce viscosity (vis-breaking), and deasphalting to remove sulphur, metals and asphaltenes can greatly increase the value of heavy oils. The current development could potentially improve yield, quality and costs.

SONIC also reported that the Company is now listed on the Frankfurt Stock Exchange in Germany under the symbol FDZ.GR.

About SONIC
SONIC develops and markets Sonoprocess™ technologies based on the Company’s core sonic generator technology in the energy, environmental and industrial sectors. The Sonic Treatment System for the remediation of PCB contaminated sites and wastes has been licenced internationally. In addition to our joint venture with PetroSonic the Company recently entered into a collaboration agreement with Shell Canada Energy Ltd. for the exploration and development of improved oil sands processes.

This document includes forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements concerning the potential benefits of Sonic’s technology, the potential for commercialization and future application of the heavy oil upgrading technology, and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions relating to matters that are not historical facts are forward-looking statements. Although SONIC believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.

For further information, please contact:
Adam Sumel, President and CEO	Tel: (604) 736-2552
SONIC Technology Solutions, Inc.	Or Email: info@sesi.ca
www.sonicenvironmental.com